SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5969 CTEODORO@SIDLEY.COM

May 13, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco and Kenneth Ellington, Division of Investment Management

Re:        Short Term Investment Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-259157 / 1940 Act File No. 811-23673)

Dear Messrs. Bellacicco and Ellington:

On behalf of the Short Term Investment Fund for Puerto Rico Residents, Inc. (the “Fund”), below please find our responses to comments (the “Comments”) received from the staff of the Securities and Exchange Commission (the “Commission”) on April 28, 2022 and May 4, 2022, on the Fund’s draft registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2022 and contained a Prospectus relating to the issuance of shares (the “Shares”) of the Fund, as well as a Statement of Additional Information relating to the Fund.

We have discussed your Comments with representatives of the Fund. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) concurrently with a filing of the Registration Statement, including exhibits (the “Filing”), which Filing reflects our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

PROSPECTUS

FEE TABLE AND EXPENSE EXAMPLE

1.

Comment: The expense ratio in the fee table is significantly lower than the gross expense ratio in the financial highlights as of December 31, 2021 (71 bps in fee table, versus 88 bps in financial highlights). Please explain or revise.

Response: The expense ratio in the fee table is lower than the gross expense ratio in the financial highlights due to the recent elimination of the distribution and/or service (12b-1) fees and a reduction in average fund assets due to shareholder redemptions.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2.

Comment: On page SAI-18, under “Distributor”, there is disclosure that states as follows: “Prior to the date of this Registration Statement, the Fund had adopted a plan (the “Plan”) pursuant to Rule 12b-1 under the 1940 Act.” Consider adding disclosure that the Rule 12b-1 Plan has been terminated.

Response: The requested disclosure has been added.

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Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro
Carla G. Teodoro

CC:

Jesse C. Kean
Andrew M. Friedman

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